                                  Item 77(C)

                Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders of Liberty Street Horizon Fund (the "Fund"), held on
September 22, 2009, shares were voted as summarized below on the following proposal presented to shareholders:

To approve an agreement and plan of reorganization providing the transfer of all of the assets of the Fund, a series of Forum Funds, to a newly created series of Investment Managers Series Trust.

           For                     Against                   Abstain
           ---                     -------                   -------
      10,006,283.63               12,222.84                 41,565.55